Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331
MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 10, 2026
1.Date, Time, and Venue: On February 10, 2026, at 10 am, through the Company’s videoconference system, a meeting of its Board of Directors (“Board”) was held.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely called under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Chairman and Secretary: The meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.

5.Agenda: To resolve on: (i) the Company’s new share buyback program (“February/2026 Program”); and (iii) the authorization for the Company’s Executive Vice-Presidency to perform all acts necessary to implement the resolutions that may be approved at the meeting.

6.Minutes in Summary Form: The Directors, unanimously and without reservations, resolved to draw up these minutes in summary form.

7.Resolutions: The attending Directors, unanimously and without reservations, resolved on:

7.1.     The approval, under the terms of the paragraph 1 of Section 30 of Brazilian Corporate Law and CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”), of the February/2026 Program, enabling the acquisition, by the Company, of up to 40,000,000 common shares of its own issuance, representing, approximately, 6.5% of the total free float shares on the present date, in operations to be carried out at B3 S.A. - Brasil, Bolsa, Balcão, at market prices, at the Company's convenience, considering the quotation value of its shares, which may be held in treasury, cancelled and/or sold later, as detailed in the Notice of Negotiation of Shares Issued by the Company, prepared according to the

Exhibit 99.1
Exhibit G to CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”), in the form of Exhibit I to these minutes

7.1.1. To state that, on the present date, the Company has 612,918,471 free float shares, according to the definition given by article 67 of CVM Resolution No. 80/22.

7.1.2. To state that the shares acquisitions in the scope of the February/2026 Program will be carried out using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Article 8 of CVM Resolution No. 77/22; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Section 8 of said Resolution, as determined in the Financial Statements for the period ended on December 31, 2025.

7.1.3. To state that the shares acquisitions in the scope of the February/2026 Program will be liquidated within 18 months, and therefore the term of the February/2026 Program will end on August 10, 2027 (inclusive).

7.1.4. To consign that the shares acquisition in the scope of the February/2026 Program will be conducted by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; e (vi) Bradesco S.A. CTVM.

7.3.The Directors authorized the Company's Vice-Executive Presidency to carry out all acts necessary for the implementation of the above resolutions.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the meeting were drawn up, read and approved by all the attending members of the Board of Directors and will be signed electronically, with the signatures having retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. Signatures: Board Members: David Feffer, Daniel Feffer, Nildemar Secches, Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Cafarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. This is a true copy of the original minutes drawn up in the Company’s records.

São Paulo, SP, February 10, 2026.

João Vitor Zocca Moreira Secretary

Exhibit 99.1

SUZANO S.A.
Publicly Held Company with Authorized Capital
Corporate Taxpayers’ Register (CNPJ/MF) No. 16.404.287/0001-55
Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON AUGUST 10, 2026

EXHIBIT I
Exhibit G to the CVM Resolution No. 80, dated March 29, 2022
Negotiation of Shares Issued by the Company

1. Justify in detail the purpose and the expected economic effects of the transaction:

The purpose of the Company’s shares buyback program approved at the Board of Directors meeting held on February 10, 2026 (“February/2026 Program”) is to maximize the creation of value for the shareholders, by allowing the Company to allocate capital efficiently, considering the potential profitability of its shares, in order to provide greater future returns for its shareholders. Additionally, the buyback signals to the market the management's confidence in the Company's performance.

With respect to its economic effects, the February/2026 Program may generate to the shareholders, (i) a potentially higher return in dividends and/or interest on shareholders’ equity, since the shares acquired by the Company are not entitled to receive distributions, such that dividends and/or interest on shareholders’ equity will be paid for a smaller number of shares, and (ii) a potential increase in the shareholder’s ownership percentage in the Company, in the event of cancellation of shares held in treasury.

2. Inform the numbers of (i) free float shares and (ii) shares already held in treasury:

(i) the Company has on the present date: (i) 612,918,471 free float shares, according to the definition set forth in Article 67 of CVM Resolution No. 80, of March 29, 2022 (“CVM Resolution No. 80/22”); and (ii) the Company holds 28,020,765 shares of its own issuance in treasury, representing approximately 4.6% of the total free float shares.

3. Inform the number of shares that may be acquired or disposed of:

The Company may acquire, within the scope of the February/2026 Program, up to 40,000,000 common shares of its own issuance, always in accordance with the limit of shares held in treasury, pursuant to Article 9 of CVM Resolution No. 77, of March 29, 2022 (“CVM Resolution No. 77/22”). The total of shares covered in the February/2026

Exhibit 99.1
Program represents approximately 6.5% of the total free float shares issued by the Company on the present date.

4. Describe the main features of the derivative instruments that the company will use, if any
Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and will not make use of derivative instruments in this transaction.

5. Describe, if any, any existing voting agreements or guidelines between the company and the counterparty of the transactions:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

6. In the event of transactions conducted outside of organized securities markets, inform: (a) the maximum (minimum) price at which the stocks will be acquired (sold); and (b) if applicable, the reasons justifying the transaction at prices more than ten percent (10%) higher, in the case of acquisition, or more than ten percent (10%) lower, in the case of sale, than the average quotation, weighted by volume, on the ten (10) previous trading sessions:

Not applicable since the Company will carry out the transactions exclusively on the stock exchange.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the company’s administrative structure:

Not applicable since the Company does not foresee any significant impact of the concretization of the negotiations on the composition of the shareholding control or the Company’s administrative structure.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules that deal with this subject, also provide the information required by art. 9 of CVM Resolution No. 81, dated March 29, 2022:

Not applicable, since the Company will carry out the transactions exclusively on the stock exchange, and there are no previously identifiable counterparties.

9. Indicate the allocation of the earned income, if any:

Not applicable.

Exhibit 99.1
10. Indicate the maximum term for settlement of authorized transactions:

The final term to carry out the transaction is eighteen (18) months from the date of approval of the February/2026 Program by the Board of Directors (i.e., February 10, 2026), and therefore its term will expire on August 10, 2027 (including).

11. Identify institutions that will act as intermediaries, if any:

The acquisition of the shares encompassed in the February/2026 Program will be intermediated by the following brokerage firms: (i) XP Investimentos CCTVM S.A.; (ii) Morgan Stanley CTVM S.A.; (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.; (iv) J. P. Morgan CCVM S.A.; (v) Goldman Sachs do Brasil Corretora de Títulos e Valores Mobiliários S.A.; and (vi) Bradesco S.A. CTVM.

12. Specify the available resources to be used, in accordance with art. 8, § 1, of CVM Resolution No. 77, dated March 29, 2022:

The shares acquisition will be carried out using: (i) the balances of the available profit and capital reserves, excluding the balances of the reserves referred to in item I of paragraph 1 of Article 8 of CVM Resolution No. 77/22; and (ii) the realized profit for the current year, excluding the allocations to the formation of the reserves specified in item I of paragraph 1 of Article 8 of said Resolution, as determined in the Financial Statements for the period ended on December 31, 2025.

13. Specify the reasons why the members of the board of directors are comfortable that the stocks buyback will not jeopardize the fulfillment of obligations to creditors or the payment of mandatory, fixed or minimum dividends:

In the opinion of the Company’s Board of Directors, the Company’s financial situation is compatible with the acquisition of shares within the scope of the February/2026 Program, and no impact is expected on: (i) the fulfillment of obligations assumed by the Company with creditors; and (ii) the payment of mandatory dividends, fixed or minimum, in view of the Company’s liquidity situation and cash generation.